FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	June 22, 2006

Forbes Medi-Tech to Showcase Reducol™-Based Products at the Institute of Food Technologists Annual Meeting and Food Expo in Orlando, Florida

~Dr. Jerzy Zawistowski To Speak On A Panel About “New Products & Technologies” ~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it will be exhibiting at the Institute of Food Technologists (IFT) Annual Meeting and Food Expo at the Orlando Convention Center (booth #3176) in Orlando, Florida from June 24-28, to showcase a number of Reducol™-based products.

“Reducol™ is a natural, clinically proven ingredient to help you lower your cholesterol through the food you eat,” noted Laura Wessman, Senior Vice President Operations at Forbes Medi-Tech. “Reducol™ continues to gain attention, especially in Europe.  Shows like IFT will help us to better reach consumers and manufacturers in North America.”

A range of products has been introduced containing Reducol™. Albert Heijn, from The Netherlands, has launched a range of cholesterol-lowering dairy products; Wal-Mart /ASDA in the UK has launched Heartfelt Plus Natural Cheddar Cheese; U.K. based Tesco offers a milk drink, yogurt drink, yogurt and margarine spread; and Finland's largest grocery chain Kesko has launched a range of yogurts called “Pirrka.”   Typically manufacturers in Europe have added Reducol™ to dairy products, however, the ingredient can be added to a wide variety of foods without altering the taste.

In North America, Reducol™ is currently available in a dietary supplement from NatureMade™ called CholestOff® and in a line of heart-healthy, sugar-free chocolates, called CardioPower Truffles, from Designs for Health.

Additionally, Forbes Medi-Tech’s Dr. Jerzy Zawistowski, Vice President of Functional Foods and Nutraceuticals, is scheduled to speak on Sunday, June 25th as part of a panel on “New Products & Technologies: Innovations in Nutritional Ingredients and Analytical Methods”.

For more information about the Institute of Food Technologists Annual Meeting and Food Expo visit:  www.IFT.org.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions; will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  The Food Expo and presentation referred to in this press release are subject to change or cancellation without notice. This News Release contains other forward-looking statements regarding the Company  and its business, which statements can be identified by the use of forward-looking terminology such as “vision”, “to develop”, “will”, and “strategy”.   The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether Reducol will be added to any additional foods or dietary supplements for commercial sale; uncertainty regarding market acceptance and demand for products containing Reducol; the need for new customers;  product development risks; research and development risks; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks;  the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.